Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10871

SUPPLEMENT DATED NOVEMBER 6, 2018

TO OFFERING CIRCULAR DATED AUGUST 30, 2018

HYLETE, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 30, 2018 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on November 30, 2018, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class B Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 30, 2018 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date, and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.